FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2005

Commission File No.: 0-30308

            SOUTHWESTERN RESOURCES CORP.

               Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       Form 40-F  X

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

_____________________________________

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

December 6, 2005

Exhibit:

99.1        Third Quarter Report for the Nine Months Ended September 30, 2005

PO Box 10102, Suite 1650, 701 West Georgia Street, Vancouver, BC  Canada  V7Y 1C6

telephone  604 669 2525   fax  604 688 5175

www.swgold.com   info@swgold.com

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

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FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

CHANGE IN OUTSTANDING AND RESERVED SECURITIES
Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	45,974,022
ADD:	Stock Options Exercised	40,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	46,014,022

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

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B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				3,646,000
	Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
	Nov. 8, 2005	Kristen Pinch	Nov. 7, 2010	$9.58	7,000
	Nov. 8, 2005	Jaclyn D’Alfonso	Nov. 7, 2010	$9.58	2,000
	Nov. 8, 2005	Anne Hite	Nov. 7, 2010	$9.58	25,000
				SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date or Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Nov. 7, 2005	Parkash Athwal	Nov. 15, 2000	$1.825	(40,000)

			SUBTOTAL	(40,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

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Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Nov.29, 2005	Bryn Parker	Mar. 25, 2004	Mar. 24, 2009	$18.375	(4,000)
Nov. 29, 2005	Bryn Parker	Mar. 14, 2005	Mar. 13, 2010	$12.00	(2,000)

				SUBTOTAL

	Stock Option Outstanding – Post Plan — Closing Balance		3,634,000
	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			4,241,617*
	Additional shares Listed Pursuant to the Plan (ADD)			34,000
	Stock Options Exercised (SUBTRACT)			(40,000)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			4,235,617*

	*Does Not Include the 300,000 Options Issued To Mr. Jauristo As An Inducement.
	RESERVED BUT NOT YET GRANTED (AS PER COMPANY)

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D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	Stock Option Plan	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period			888,117
Additional shares Listed Pursuant to the Plan (ADD)
Stock Options Granted (SUBTRACT)
Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period			888,117*

* Does Not Include The 300,000 Options Issued To Mr. Jauristo As An Inducement.

All information reported in this Form is for the month of November 2005

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Susy Horna
PHONE / EMAIL	(604) 669 2525 - susyh@swgold.com
DATE	December 5, 2005

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SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

DRILLING CONTINUES TO EXPAND BOKA 1 ZONE AND

INTERSECT HIGH GRADE GOLD MINERALIZATION

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

November 7, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 23 in-fill and step out drillholes from the Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases, located 265 kilometres by paved and gravel road north of the capital city of Kunming.  The Company is also pleased to announce that regional exploration work in the southwest corner of the Project area has identified an extensive copper-gold zone hosted in limestones adjacent to active mining operations in the Dongchuan Copper Belt.

Highlights of the latest drill results from Boka 1 North and Boka 1 South include a 23.30 metre intersection of 6.3 grams per tonne gold in hole B05-108, a 99.7 metre intersection of 4.2 grams per tonne gold in hole B05-111 and a 27.10 metre intersection of 3.8 grams per tonne gold in hole B05-127.  Several holes intersected high grade gold mineralization including a 7.8 metre intersection of 14.1 grams per tonne gold in hole B05-108, a 10.0 metre intersection of 20.6 grams per tonne gold in hole B05-111, a 5 metre intersection of 34.0 grams per tonne gold in hole B05-112, a 4.0 metre intersection of 21.7 grams per tonne gold in hole B05-114 and a 2.10 metre intersection of 17.3 grams per tonne gold in hole B05-117.

The latest drilling has also extended the mineralization at Boka 1 North downdip 400 metres in hole B05-122 and 450 metres downdip at Boka 1 South in hole B05-114.

At present, there are eight drill rigs operating on the Property.  It is planned to continue the drilling at Boka 1 with five rigs, initiate grid drilling at Boka 7 with two rigs and start testing of the Boka 7 Lower Zone with one rig.

Results for the latest drillholes are listed in the following table.  For drillhole locations, please see the Company’s website at www.swgold.com.

	Intersection		Core	ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)
B05-104	361.00	384.20	23.2	3.1
including	373.50	375.50	2.0	15.4

B05-106	282.00	302.10	20.1	3.9
including	286.50	288.70	2.2	10.2
including	290.10	292.10	2.0	11.7

	593.35	607.80	14.45	4.6
including	599.60	601.60	2.0	15.0

… more

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	Intersection		Core	Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)

B05-107	21.95	39.20	17.25	2.6
	109.30	127.10	17.80	2.8
	214.00	217.00	3.00	1.5

B05-108	354.40	377.70	23.30	6.3
including	360.40	362.30	1.90	11.0
including	367.70	375.50	7.80	14.1

B105.109	no significant intersections

B05-110	398.70	414.70	16.0	3.1
including	410.70	412.70	2.00	15.0

B05-111	116.00	215.70	99.7	4.2
Including	116.00	26.00	10.00	20.6
including	157.00	165.90	8.90	6.5

B05-112	33.80	56.10	22.30	2.1
	76.80	132.80	56.0	1.3
	187.00	193.00	5.00	34.0

B05-113	9.00	62.30	53.30	1.70

B05-114	515.60	533.50	17.90	7.5
including	521.90	525.90	4.0	21.7
	561.50	570.0	8.5	3.6

B05-115	no significant intersections

B05-116	292.90	304.40	11.5	2.1

B05-117	58.10	72.60	14.5	4.1
including	68.40	70.50	2.10	17.3
	124.00	141.00	17.0	3.5
	425.30	445.50	20.2	1.7
	hole bottomed in 8.6 grams per tonne gold

B05-118	no significant intersections

B05-119	no significant intersections

B05-120	171.50	213.70	42.20	2.8
Including	173.60	177.40	3.8	5.5
including	205.30	211.50	6.2	6.1

…more

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	Intersection		Core	Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)
B05-121	no significant intersections

B05-122	434.90	444.90	10.0	1.6
	581.30	597.00	15.7	2.2

B05-123	abandoned before reaching target

B05-124	no significant intersections

B05-125	no significant intersections

B05-126	168.00	178.00	10.0	4.6

B05-127	250.10	277.10	27.10	3.8
including	254.55	266.60	6.05	7.2
including	267.50	271.50	4.0	6.6

B05-128	no significant intersections

Regional Exploration

The Company has completed a detailed regional evaluation program in the southern area of the Project.  As a result of this program, an extensive copper-gold zone located 100 metres north of the operating Dongchuan copper mine has been identified.  The copper-gold zone is hosted by limestone and extends for 800 metres along strike and is up to 50 metres in width.  Surface outcrop in this zone contains copper oxides.  The zone is being trenched and sampled in detail to bring to the drilling stage.

Pre-feasibility Study

A pre-feasibility study has been initiated on Boka 1 and Boka 7 and environmental studies and logistical studies have commenced.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

... more

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

Corporate

The Company advises that its over-allotment option to the underwriters under its prospectus dated September 30, 2005, as amended, is terminated and therefore the Company’s shares are no longer in distribution.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

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FORM 51-102F3

Material Change Report

ITEM 1.

REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP. (the “Issuer”)

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

ITEM 2.

DATE OF MATERIAL CHANGE

November 9, 2005

ITEM 3.

PRESS RELEASE

Issued November 9, 2005 and distributed through the facilities of CCN Matthews.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Issuer (“Southwestern”) is pleased to announce that results have been received for a further 23 in-fill and step out drillholes from the Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases, located 265 kilometres by paved and gravel road north of the capital city of Kunming.  The Company is also pleased to announce that regional exploration work in the southwest corner of the Project area has identified an extensive copper-gold zone hosted in limestones adjacent to active mining operations in the Dongchuan Copper Belt.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.  This report is not being filed on a confidential basis

ITEM 7.

OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.

EXECUTIVE OFFICER

Contact:

Thomas W. Beattie, VP Corporate Affairs

Telephone:

(604) 669 2525

DATED at Vancouver, B.C., this 9th day of November 2005.

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DRILLING CONTINUES TO EXPAND BOKA 1 ZONE AND

INTERSECT HIGH GRADE GOLD MINERALIZATION

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

November 7, 2005

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) is pleased to announce that results have been received for a further 23 in-fill and step out drillholes from the Boka Gold Project located in Yunnan Province, China.  Southwestern has a 90% interest in the Boka Gold Project, which is comprised of 153 square kilometres of exploration concessions and mining leases, located 265 kilometres by paved and gravel road north of the capital city of Kunming.  The Company is also pleased to announce that regional exploration work in the southwest corner of the Project area has identified an extensive copper-gold zone hosted in limestones adjacent to active mining operations in the Dongchuan Copper Belt.

Highlights of the latest drill results from Boka 1 North and Boka 1 South include a 23.30 metre intersection of 6.3 grams per tonne gold in hole B05-108, a 99.7 metre intersection of 4.2 grams per tonne gold in hole B05-111 and a 27.10 metre intersection of 3.8 grams per tonne gold in hole B05-127.  Several holes intersected high grade gold mineralization including a 7.8 metre intersection of 14.1 grams per tonne gold in hole B05-108, a 10.0 metre intersection of 20.6 grams per tonne gold in hole B05-111, a 5 metre intersection of 34.0 grams per tonne gold in hole B05-112, a 4.0 metre intersection of 21.7 grams per tonne gold in hole B05-114 and a 2.10 metre intersection of 17.3 grams per tonne gold in hole B05-117.

The latest drilling has also extended the mineralization at Boka 1 North downdip 400 metres in hole B05-122 and 450 metres downdip at Boka 1 South in hole B05-114.

At present, there are eight drill rigs operating on the Property.  It is planned to continue the drilling at Boka 1 with five rigs, initiate grid drilling at Boka 7 with two rigs and start testing of the Boka 7 Lower Zone with one rig.

Results for the latest drillholes are listed in the following table.  For drillhole locations, please see the Company’s website at www.swgold.com.

	Intersection		Core	ASSAY
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)
B05-104	361.00	384.20	23.2	3.1
including	373.50	375.50	2.0	15.4

B05-106	282.00	302.10	20.1	3.9
including	286.50	288.70	2.2	10.2
including	290.10	292.10	2.0	11.7

	593.35	607.80	14.45	4.6
including	599.60	601.60	2.0	15.0

… more

... more

	Intersection		Core	Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)

B05-107	21.95	39.20	17.25	2.6
	109.30	127.10	17.80	2.8
	214.00	217.00	3.00	1.5

B05-108	354.40	377.70	23.30	6.3
including	360.40	362.30	1.90	11.0
including	367.70	375.50	7.80	14.1

B105.109	no significant intersections

B05-110	398.70	414.70	16.0	3.1
including	410.70	412.70	2.00	15.0

B05-111	116.00	215.70	99.7	4.2
Including	116.00	26.00	10.00	20.6
including	157.00	165.90	8.90	6.5

B05-112	33.80	56.10	22.30	2.1
	76.80	132.80	56.0	1.3
	187.00	193.00	5.00	34.0

B05-113	9.00	62.30	53.30	1.70

B05-114	515.60	533.50	17.90	7.5
including	521.90	525.90	4.0	21.7
	561.50	570.0	8.5	3.6

B05-115	no significant intersections

B05-116	292.90	304.40	11.5	2.1

B05-117	58.10	72.60	14.5	4.1
including	68.40	70.50	2.10	17.3
	124.00	141.00	17.0	3.5
	425.30	445.50	20.2	1.7
	hole bottomed in 8.6 grams per tonne gold

B05-118	no significant intersections

B05-119	no significant intersections

B05-120	171.50	213.70	42.20	2.8
Including	173.60	177.40	3.8	5.5
including	205.30	211.50	6.2	6.1

… more

... more

	Intersection		Core	Assay
Hole No.	From (metres)	To (metres)	Interval (metres)	(grams per tonne gold)
B05-121	no significant intersections

B05-122	434.90	444.90	10.0	1.6
	581.30	597.00	15.7	2.2

B05-123	abandoned before reaching target

B05-124	no significant intersections

B05-125	no significant intersections

B05-126	168.00	178.00	10.0	4.6

B05-127	250.10	277.10	27.10	3.8
including	254.55	266.60	6.05	7.2
including	267.50	271.50	4.0	6.6

B05-128	no significant intersections

Regional Exploration

The Company has completed a detailed regional evaluation program in the southern area of the Project.  As a result of this program, an extensive copper-gold zone located 100 metres north of the operating Dongchuan copper mine has been identified.  The copper-gold zone is hosted by limestone and extends for 800 metres along strike and is up to 50 metres in width.  Surface outcrop in this zone contains copper oxides.  The zone is being trenched and sampled in detail to bring to the drilling stage.

Pre-feasibility Study

A pre-feasibility study has been initiated on Boka 1 and Boka 7 and environmental studies and logistical studies have commenced.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of soil, rock chips, trench, tunnel and drill core samples.

All drill core samples (approximately two metre, half-core composites) are shipped directly in security sealed bags to the SGS-China Laboratories preparation facility in Kunming.  The entire composite is prepped to –10 mesh and a 500 gram split is sent to the SGS-CSTC Standards Technical Services Ltd. facility in Tianjan for conventional fire assay using a 50 gram charge.  Other elements are analyzed using ICP methods at the SGS Canada Inc. facilities in Mississauga.

Exploration samples (rockchip, soil, trench, tunnel) are shipped directly in security sealed bags to the assay laboratory of the Northwest Non-Ferrous Geology Research Institute (ISO 9002) located in Xian, Shanxi Province, China and are digested in an aqua regia acid digestion and analyzed for gold and various other elements using atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis.  Field duplicates and pulp duplicates are routinely analyzed for precision.  Routine assay checks from drill core are made at ALS Chemex in Vancouver, B.C.  Sample results are received in batches and not as assays for an entire drill hole.

The exploration program is being carried out by John Zhang, Project Manager for Southwestern in China.  John Paterson, President, Southwestern Resources Corp. and a member of AUSIMM is the Project’s qualified person as defined under National Instrument 43-101.

... more

Corporate

The Company advises that its over-allotment option to the underwriters under its prospectus dated September 30, 2005, as amended, is terminated and therefore the Company’s shares are no longer in distribution.

Southwestern Resources Corp. is exploring in several countries for precious and base metals.  The Company has a number of significant projects including the Boka Gold Project in China with Team 209, the Liam Gold-Silver Project in Peru with Newmont Peru Limited, and the Antay Porphyry Copper-Gold Project in Peru with Anglo American Exploration Peru S.A., as well as the 100% owned Accha Zinc Project in Peru.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a Joint Venture with Newmont Overseas Exploration Limited.

Forward Looking Statement

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

Timo Jauristo, VP, Corporate Development

John G. Paterson, President & CEO

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

PO Box 10102, Suite 1650

701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525 / Fax (604) 688-5175

E-mail: info@swgold.com

www.swgold.com

... more